December 19, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (310) 712-8800

David R. Brown
Chief Financial Officer
First California Financial Group, Inc.
1880 Century Park East – Suite 800
Los Angeles, California 90067

>   **Re: First California Financial Group, Inc.**
>   **Amendment Number One to Registration Statement on Form S-4**
>   **Filed on December 5, 2006**
>   **File Number 333-138161**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment number 2. Please revise to include your earnings per share as part of your financial projections.

2.   We note your response to comment number 3; however, we see that you concentrate on supermajority voting provisions even though there are numerous other changes. The parenthetical of examples regarding corporate governance-related and control-related provisions in the Fifth Supplement of Telephone Interpretations from September 2004 is not an exclusive list of provisions. Please revise your disclosure to unbundle the changes in the certificates of incorporation and by-laws of First California from National Mercantile and FCB Bancorp or provide an explanation based on the Telephone Interpretations regarding why you

do not need to unbundle such changes.

3.   We note your response to comment number 3 and that you consider the provisions mentioned in your response on which the shareholders would vote under supermajority provisions to be immaterial. The Telephone Interpretations focus on the corporate governance-related and control-related provisions, such as supermajority voting provisions, and staff practice regularly treats supermajority as a provision to be unbundled. Please revise to unbundle such provisions.

4.   We note your response to comment number 5; however, we still see on page 35 type size smaller than that which predominates the filing. Please revise.

Reasons of FCB Bancorp for the Mergers: Recommendation of FCB Bancorp…, page 44

5.   As previously requested, please have the board specifically mention each line item analysis that does not appear to support its recommendation and explain why, in light of that analysis, the board is recommending the deal.

Allowance for Loan Losses, page 161

6.   We note you have recorded a significant credit for loan losses during the quarter ended September 30, 2006. Please revise your disclosures to clarify in detail the factors you considered in determining that the significant credit for loan losses should be recorded during the third quarter and to explain how you determined that the unallocated portion of the allowance for loan losses should be the primary category affected by the reduction in the allowance.

Comparison of Rights of Holders of Common Stock of National Mercantile, page 209

7.   You cannot qualify by reference to various documents your summary of the differences in rights since the form does not require you to summarize those documents; see Rule 411.

8.   Please revise to present your disclosure regarding the comparison of rights of holders of common stock in comparative columnar form so that shareholders can easily evaluate the rights among the holders of common stock of National Mercantile, FCB Bancorp and First California.

Financial Statements – General

9.   We read your response to prior comment 34 of our letter dated November 17, 2006. However, it appears that the aggregate market value of the voting common equity held by nonaffiliates exceeds the $25 million limit set forth in Item

10(a)(1) of Regulation S-B per your disclosures on the cover of your Form 10-KSB for each of the years ended December 31, 2005 and 2004. Please tell us how you considered the criteria set forth in Item 10(a)(1) and (2) in determining that National Mercantile continues to be a small business issuer in the current year, or alternatively, revise to provide the additional financial statements required by Rules 3-01 and 3-02 of Regulation S-X.

National Mercantile Bancorp Financial Statements
Interim Financial Statements Note 14 – Derivative Instruments and Hedging, page F-13, and
Annual Financial Statements Note 14 – Derivative Instruments and Hedging, page F- 48

10.   We read your response to prior comment 36. However, we note that your assessment has been provided on an aggregated basis for the entire portfolio of brokered CD hedges, while your response implies that only certain of the hedges include broker fees, which you note in your response as an issue. Please provide us with the following additional information so we may better understand your analysis, and refer to the guidance provided by SAB 99 (SAB Topic 1M):

- what factors you considered in determining that all brokered CD hedging relationships should be included in your analysis (e.g. rather than only those affected by inclusion of broker fees);

- the individual impact of each instrument considered in your analysis;

- the cumulative impact of the error at each reporting date;

- confirmation that you measured the error as the difference between the amounts reported and the amounts that would have been reported had you not applied hedge accounting; and

- the qualitative factors considered in your determination that the error was not material.

11.   We also note in your response that you intend to use the long-haul methodology for assessing the effectiveness of brokered CD hedging relationships in the future. Please tell us whether this change to the long-haul method includes a de-designation and re-designation of the hedging relationships entered prior to September 30, 2006, or will be applied prospectively only to new hedging relationships.

FCB Bancorp Financial Statements
Financial Statements as of and for the period ended September 30, 2006
Consolidated Balance Sheets, page F-53, and Consolidated Statements of Cash Flows, page F-56

12.   We read your response to prior comment 24. Please revise your balance sheet and

statement of cash flows to present comparative amounts for the balance of loans held for sale as of December 31, 2005, and the gross cash flows related to loans originated for sale for the period ended September 30, 2005, such that the 2005 amounts will be conformed to the 2006 presentation.

13. As a related matter, your disclosures on page 158 of Management's Discussion and Analysis for FCB Bancorp indicate that there were no loans held for sale as of December 31, 2005. However this appears inconsistent with your response to the above noted comment, which indicates that there was such a balance. Please revise your disclosures to ensure consistency regarding loans held for sale throughout the document.

Form 10-K of FCB Bancorp Filed on March 31, 2006

14. Please amend to identify the audit committee financial expert.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Amanda Roberts at (202) 551-3417 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark S. Webb
Legal Branch Chief

cc: Patrick S. Brown, Esq.
        Sullivan & Cromwell LLP
        1888 Century Park East
        Los Angeles, California 90067